EXHIBIT 12

FIRSTENERGY CORP.
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(Dollars in millions)
EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$620	$856	$718	$869	$771
Interest and other charges, before reduction for amounts capitalized and deferred	761	978	845	1,008	1,001
Provision for income taxes	375	184	462	574	553
Interest element of rentals charged to income (1)	171	161	151	150	136
Earnings as defined	$1,927	$2,179	$2,176	$2,601	$2,461

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest before reduction for amounts capitalized and deferred	$761	$978	$845	$1,008	$1,001
Interest element of rentals charged to income (1)	171	161	151	150	136
Fixed charges as defined	$932	$1,139	$996	$1,158	$1,137

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.07	1.91	2.18	2.25	2.16

(1)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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